July 14, 2003



To The Hercules Shareholders' Committee for NEW Management
17 State Street
New York, NY  10004


            While the undersigned and our respective affiliates (the "Heyman parties") have no intention of making a proposal to acquire Hercules, we hereby agree, subject to all of the Committee's nominees being elected to Hercules' Board of Directors, to enter into a standstill agreement with Hercules that will contain the following terms:

     1. The Heyman parties will agree that for a period of two years (the "Term") they will not acquire or agree, offer, seek or propose to acquire the Company or substantially all of its assets, by merger, tender or exchange offer or consolidation or to make a proposal to acquire any of Hercules' business units or to otherwise enter into any other business combination transaction (in each case, a "Takeover Proposal").

     2. Notwithstanding anything contained above, in the event that (x) a third party proposes to enter into an agreement with Hercules or any of its subsidiaries with respect to a merger, consolidation or other business combination involving Hercules or any of its subsidiaries,
          (y) a bona fide tender offer or exchange offer is announced by a third party which would result, if consummated in accordance with its terms, in a change of control of Hercules or (z) a third party proposes to enter into an agreement with Hercules with respect to the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of a material portion of the assets of Hercules and its subsidiaries taken as a whole or of any business unit of Hercules (in each case, an "Acquisition Proposal"), then the Heyman parties will be entitled to make a Takeover Proposal if such Takeover Proposal is a Superior Proposal (as defined below). Additionally, notwithstanding anything contained above, in the event the third party Acquisition Proposal is for assets of Hercules and its subsidiaries not constituting all or substantially all of such assets, then the Heyman parties' Takeover Proposal, if any, shall not be for more assets than those subject to such third party's Acquisition Proposal.


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          As used in this paragraph (2),  "Superior  Proposal" means a bona fide written proposal that is on terms that would, if consummated, result in a transaction that would, or would be reasonably likely to, be more favorable to Hercules or its shareholders than the transactions contemplated by the Acquisition Proposal.

     3. In the event the Heyman parties make a permitted Takeover Proposal pursuant to paragraph (2) above or after the expiration of the Term, Samuel J. Heyman and Sunil Kumar agree to resign from the Hercules Board upon making such a Takeover Proposal.

     4. The Heyman parties will agree that, except as expressly permitted in paragraph (2) above, during the Term they will not acquire or agree, offer, seek or propose to acquire more than twenty percent (20%) of the then outstanding shares of Hercules common stock.

     5. The commitments referred to in paragraphs (1), (2) and (3) are in addition to the procedural safeguards set forth in the June 24th letter from the Heyman parties to the Committee, which continue in full force and effect.



                                   Sincerely,


International Specialty Products Inc.



By:  /s/Sunil Kumar                                      /s/Samuel J. Heyman
     -----------------------                             -------------------
     Sunil Kumar                                         Samuel J. Heyman
     Chief Executive Officer